                                                                  EXHIBIT (b)(2)

                                    IVY FUND
                            Amendment to the By-Laws

Pursuant to the provisions of Article 12 of the By-Laws of Ivy Fund (the "Trust"), Article 11, Section 11.3 of the By-Laws is hereby amended and restated in its entirety to read as follows:

11.3 Record Dates. For the purpose of determining the shareholders who are entitled to vote or act at any meeting or any adjournment thereof, or who are entitled to receive payment of any dividend or of any other distribution, the Trustees may from time to time fix a time, which shall be not more than 90 days before the date of any meeting of shareholders or the date of payment of any dividend or of any other distribution, as the record date for determining the shareholders having the right to notice of and to vote at such meeting and any adjournment thereof or the right to receive such dividend or distributions, and in such case only shareholders of record on such record date shall have such right notwithstanding any transfer of shares on the books of the Trust after the record date; or without fixing such record date the Trustees may for any such purposes close the register or transfer books for all or part of such period.


                                                            DATED April 23, 2001